UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2
	OMB Number:	3235-0360
Certificate of Accounting of Securities and Similar	Expires:	July 31, 2009
Investments in the Custody of	Estimated average burden
Management Investment Companies	hours per response	2.1

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-22001				June 30, 2009

2. State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:

TDX Independence Funds, Inc.

4. Address of principal executive office (number, street, city, state, zip code):

420 Lexington Avenue, New York, New York 10170

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Eisner	Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eianerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
TDX Independence Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that TDX Independence Funds, Inc. (the "Company") consisting of TDX Independence 2010 Exchange-Traded Fund, TDX Independence 2020 Exchange-Traded Fund, TDX Independence 2030 Exchange-Traded Fund, TDX Independence 2040 Exchange-Traded Fund and TDX Independence In-Target Exchange-Traded Fund, complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2009. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2009 and with respect to agreement of security purchases and sales, for the period June 1, 2009 (the date of our last examination) through June 30, 2009:

  Confirmation of all securities held by the custodian broker, The Bank of New York Mellon.

  Reconciliation of all such securities to the books and records of the Company and the custodian.

  Agreement of 5 security purchases and 5 security sales from the books and records of the Company to the broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Company complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2009, with respect to securities reflected in the investment accounts of the Company are fairly stated, in all material respects.

This report is intended solely for the information and the use of management and the Board of Directors of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Eisner LLP

New York, New York
October 15, 2009